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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                               ECKERD CORPORATION
                           (Name of Subject Company)

                               ECKERD CORPORATION
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   278763107
                     (CUSIP Number of Class of Securities)

                               ----------------

                               ECKERD CORPORATION
                             8333 BRYAN DAIRY ROAD
                                LARGO, FL 33777
                        ATTENTION: ROBERT E. LEWIS, ESQ.
                         VICE PRESIDENT/GENERAL COUNSEL
                                 (813) 399-6000
          (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications on Behalf of
                        the Person(s) Filing Statement)

                               ----------------

                                 WITH A COPY TO
                              CLARE O'BRIEN, ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                               NEW YORK, NY 10022
                                 (212) 848-4000

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ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is Eckerd Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 8333 Bryan Dairy Road, Largo, Florida 33777. The title of the class of equity securities to which this Statement relates is the voting common stock, par value $.01 per share, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

  The Statement relates to a tender offer by Omega Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of J. C. Penney Company, Inc., a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated November 7, 1996 (the "Schedule 14D-1"), with respect to an offer to purchase 35,252,986 of the outstanding Shares, or such other number of shares representing 50.1% of the Company's outstanding Shares on the date of purchase of the Shares, at a price of $35.00 per Share (such price, or such higher price per Share as may be paid in the Offer, being the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 7, 1996 (the "Offer to Purchase") and the related Letter of Transmittal (which, as amended from time to time, together with any amendments and supplements thereto, collectively constitute the "Offer"), which are filed as Exhibits 1 and 2, respectively, to this Schedule 14D-9 and are incorporated herein by reference.

  The Offer is being made pursuant to an Amended and Restated Agreement and Plan of Merger dated as of November 2, 1996 (the "Merger Agreement") among Parent, Purchaser and the Company. Pursuant to the Merger Agreement, the Offer is conditioned, among other things, on there being validly tendered and not withdrawn prior to the expiration date of the Offer 35,252,986 Shares or such other number of Shares representing 50.1% of all outstanding Shares on the date of purchase of the Shares (the "Minimum Condition").

  The Merger Agreement further provides that, after consummation of the Offer, the Company shall be merged with and into Purchaser (the "Forward Merger") or, depending upon certain conditions, that Purchaser shall be merged with and into the Company (the "Reverse Merger"). The Forward Merger and the Reverse Merger are hereinafter collectively referred to as the "Merger". Pursuant to the Merger, each outstanding Share (excluding Shares owned, directly or indirectly, by the Company, Parent, Purchaser or any other subsidiary of Parent and, in the case of the Reverse Merger, Shares owned by holders who shall have properly exercised their appraisal rights under Delaware law) will be converted into the right to receive (i) if the Stock Condition (as defined below) has been satisfied and the Forward Merger is effected, 0.6604 shares of Parent's common stock, $.50 par value per share ("Parent Common Stock") or such other number of shares of Parent Common Stock to which such number shall have been increased in accordance with Sections 1.1 or 2.1 of the Merger Agreement (the "Stock Merger Consideration") or (ii) if the Stock Condition has not been satisfied and the Reverse Merger is effected, the Offer Price, in cash, (the consideration set forth in clause (i) or (ii) being hereinafter referred to as the "Merger Consideration"), in each case without interest.

  The Merger Agreement filed as Exhibit 9 to this Schedule 14D-9 and, together with any amendments thereto, is incorporated herein by reference. Its terms and the transactions contemplated therein (the "Transactions") are further described under Item 3 below.

  According to the Offer, the principal executive offices of Parent and Purchaser are located at 6501 Legacy Drive, Plano, Texas 75024-3698.

ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

  (b) Except as described below or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or

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potential conflict of interest between the Company or its affiliates and (i)
the executive officers, directors or affiliates of the Company, or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

  (i) Certain Contracts, Agreements, Arrangements or Understandings and any Actual or Potential Conflicts of Interests Between (A) the Company or its Affiliates and (B) the Executive Officers, Directors or Affiliates of the Company

  Certain contracts, agreements, arrangements and understanding between the Company or its affiliates and certain of the Company's directors and executive officers are described under the headings "SECURITY OWNERSHIP OF CERTAIN PERSONS," "EXECUTIVE COMPENSATION," "OPTION GRANTS IN LAST FISCAL YEAR," "AGGREGATED OPTION / SAR EXERCISES IN THE LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES," "LONG-TERM INCENTIVE PLANS--AWARDS IN LAST FISCAL YEAR," "RETIREMENT PLANS," AND "CERTAIN TRANSACTIONS" at pages 8-15 of the notice of annual meeting and proxy statement of the Company dated April 23, 1996 and sent by the Company to its stockholders (the "Stockholders") in connection with the annual meeting of Stockholders held on May 23, 1996 (the "Proxy Statement"). A copy of such portions of the Proxy Statement is filed as
Exhibit 8 hereto and is incorporated herein by reference.

  The Company entered into employment agreements with Messrs. Edward Kelly and Richard Powis that became effective on February 1, 1996 and that provide for initial base annual salaries of $211,200 and $200,900, respectively, and for bonuses pursuant to bonus plans that the Company allows them to participate in from time to time. Each employment agreement is for an initial term of one year and is thereafter automatically renewed on a year-to-year basis, unless terminated by the Company or the employee. Each of the employment agreements provides that upon an involuntary termination other than for cause, the Company will (i) continue to pay the base annual salaries of each employee in monthly installments for a period of one year following a termination which occurs prior to the employee's tenth anniversary of employment with the Company or eighteen months following a termination which occurs after the employee's tenth anniversary of employment (the "Applicable Severance Period"), (ii) pay each employee a pro rata portion of such employees' applicable bonus compensation and (iii) continue certain insurance and medical benefits for the Applicable Severance Period or if earlier, the date the employee obtains such benefits pursuant to a subsequent employer's plans. Upon the termination of employment by the Company or by the employees for Good Reason (as defined in the agreements) within two years after a Change in Control (as defined in the agreements), the Company will (a) pay each employee a lump sum severance payment in an amount equal to 2.9 times the employee's base salary, plus a pro rata portion of such employee's applicable bonus compensation, (b) continue certain insurance and medical benefits for a period of two years, and (c) immediately vest each employee in all of such employee's previously granted incentive awards. A Change of Control is defined as (i) the acquisition by any person of more than 25% of the outstanding shares of the Company's voting stock, (ii) any change in the composition of the Board of Directors of the Company (the "Board") resulting in the members of the Board on the date of the agreement (or members elected or recommended by such members) ceasing to constitute a majority of the Board, or (iii) any other event determined to be a Change of Control by the Board.

  The Agreements also provide that in order to receive any payment under the Agreement upon a termination of employment, (i) each employee must sign a release which releases the Company from any legal claims such employee may have against the Company and (ii) the employee agrees not to compete with the Company for a period of one to two years after termination of such employee's employment, depending on the circumstances of such termination.

  In the event any payment by the Company to Messrs. Kelly and Powis upon a Change in Control is determined to be subject to the excise tax imposed by
Section 4999 of the Code, the Company is required to pay them an amount on an after-tax basis equal to the excise tax imposed.

  The Company also entered into very similar employment agreements with Messrs. Gladysz, Lewis, Nash, and Simmons, that became effective October 25, 1996 and that provide for salaries of $152,900, $123,600,

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$160,000 and $180,300, respectively, and for bonuses pursuant to bonus plans that the Company allows them to participate in from time to time. These employment agreements provide that, upon the termination of employment by the Company or by the employee for Good Reason (as defined therein) within two years after a Change of Control, the Company will (a) pay such employee a lump sum severance payment equal to two times the employee's base salary, plus a pro rata portion of such employee's applicable bonus compensation, (b) continue certain insurance and medical benefits for a period of eighteen months, and (c) immediately vest all incentive awards previously granted to such employee.

  Pursuant to the terms of a letter agreement dated October 24, 1996, between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Merrill Lynch has been retained by the Company to act as financial advisor to the Company in connection with, among other things, the transactions contemplated by the Merger Agreement. On November 2, 1996, Merrill Lynch rendered to the Board an oral opinion, which opinion was subsequently confirmed in a written opinion dated the same date, to the effect that, as of such date and based upon the assumptions made, matters considered and limits of review as set forth in such opinion, the Offer Price and the Merger Consideration, taken as a whole, is fair from a financial point of view, to the Stockholders. As of November 5, 1996, Merrill Lynch Group, Inc., a wholly owned subsidiary of Merrill Lynch, could be deemed to be the beneficial owner of 890,439 Shares, representing approximately 1.27% of the total number of the outstanding Shares, by virtue of its control of its wholly owned subsidiaries Merrill Lynch Capital Partners, Inc., KECALP, Inc., Merrill Lynch MBP, Inc., Merrill Lynch Capital Corporation, ML Employees LBO Managers, Inc. and ML IBK Positions, Inc. (together, with Merrill Lynch Group, Inc., the "Merrill Lynch Affiliates"). Also, Messrs. Fitzgibbons and Sidhu, directors of the Company, and Mr. Michas, a former director of the Company, are directors of Merrill Lynch Capital Partners, Inc. Until July 1994, Messrs. Fitzgibbons, Sidhu and Michas were officers of Merrill Lynch Capital Partners, Inc. and employees of Merrill Lynch. Each disclaims beneficial ownership of shares of Common Stock that could be deemed to be beneficially owned by the Merrill Lynch Affiliates. See Item 5 "Persons Retained, Employed or to Be Compensated."

 Indemnification under Delaware Law, the Company's Certificate of
Incorporation and By-laws

  The Company is a Delaware corporation. Reference is made to Section 145 of the Delaware General Corporation Law ("Delaware Law" or "DGCL"), which provides that a corporation may indemnify any person who was or is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnified person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interest and, for criminal proceedings, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses that such officer or director actually and reasonably incurred.

  Reference is also made to Section 102(b)(7) of the Delaware Law, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or the Stockholders for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or the Stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) pursuant to Section 174 of the Delaware Law (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

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  Pursuant to Article Seventh of the Restated Certificate of Incorporation of
the Company and Article Eighth of the Amended and Restated By-Laws of the Company, the Company indemnifies its directors and officers to the fullest extent authorized or permitted by law and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Company and shall inure to the benefit of his or her heirs, executors and personal and legal representatives. The right to indemnification includes the right to be paid by the Company the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition.

  The Company may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to its employees who are not directors or officers similar to those conferred to directors and officers.

  The Company maintains insurance policies that provide for the indemnification of directors and officers pursuant to the provisions described above. In addition, the Company has entered into agreements to indemnify its directors and officers in addition to the indemnification provided for in the Restated Certificate of Incorporation. These agreements, among other things, indemnify the Company's directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in the right of the Company, on account of services as a director or officer of the Company or as a director or officer of any subsidiary of the Company, or as a director or officer of any other company or enterprise to which the person provides services at the request of the Company.

  (ii) Certain Contracts, Agreements, Arrangements or Understandings and any Actual or Potential Conflicts of Interests Between (A) the Company or its Affiliates and (B) Purchaser and Parent and their Executive Officers, Directors or Affiliates

 The Merger Agreement

  The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated by reference and a copy of which has been filed as an exhibit to this Schedule 14D-9. The Merger Agreement may be examined, and copies obtained, as set forth in Section 8 of the Offer to Purchase.

  The Offer. The Merger Agreement provides for the commencement of the Offer. Purchaser has expressly reserved the right to increase the price per Share payable in the Offer or to make any other changes in the terms and conditions of the Offer, except that without the written consent of the Company, Purchaser has agreed that it will not (i) reduce or increase the number of Shares sought to be purchased pursuant to the Offer, (ii) reduce the price per Share payable in the Offer, (iii) change the form of consideration to be paid in the Offer, (iv) impose additional conditions to the Offer or amend any other term of the Offer in any manner adverse to the holders of Shares or (v) waive satisfaction of the Minimum Condition, except that if the price per Share payable in the Offer is increased, the number of shares of Parent Common Stock into which each Share is to be converted in the Forward Merger will be increased to that number of shares of Parent Common Stock having a market value, based upon the closing price of such shares on the New York Stock Exchange Composite Tape on the day the Offer Price per Share is increased, equal to the Offer Price. Parent and Purchaser have agreed that Purchaser will not terminate or withdraw the Offer or extend the expiration date of the Offer unless at the expiration date of the Offer the conditions to the Offer shall not have been satisfied or earlier waived. Purchaser may, without the consent of the Company, extend the Offer on one occasion following the time that all of the conditions to the Offer have been satisfied as of the scheduled expiration date of the Offer for a period not to exceed five business days. However, notwithstanding anything to the contrary contained in the Merger Agreement, (i) Purchaser may without the consent of the Company, extend the Offer so as to comply with applicable rules and regulations of the Commission and (ii) so long as the Merger Agreement has not been terminated in accordance with its terms, if at the scheduled expiration date of the Offer any of the conditions to Purchaser's obligation to accept for

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payment and pay for Shares shall not be satisfied or waived, Purchaser will extend the Offer on one or more occasions.

  Board Representation. The Merger Agreement provides that promptly upon the purchase by Parent or Purchaser of the Shares pursuant to the Offer, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Board that equals the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to the terms of the Merger Agreement) and (ii) the percentage (expressed as a decimal) that the number of Shares beneficially owned by Parent and Purchaser bears to the total number of Shares outstanding. The Company has agreed that it will, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, take all action necessary to cause all of Parent's designees to be elected or appointed to the Board, including, without limitation, by increasing the size of the Board or securing the resignations of incumbent directors, or both. From and after the time, if any, that Parent's designees constitute a majority of the Company's Board pursuant to the Merger Agreement (the "Control Date") and prior to the Effective Time, any amendment of the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of Parent or Purchaser under the Merger Agreement or any waiver thereof, or any waiver of any condition to the obligations of the Company or any of the Company's rights or other action by the Company under the Merger Agreement, requires the concurrence of, and shall be effective only if approved by, a majority of the directors of the Company then in office who are not affiliates of Parent and were not designated by Parent (the "Company Designees"), which action will be deemed to constitute the action of the full Board even if such majority of Company Designees does not constitute a majority of all directors then in office. However, if there are no Company Designees, such actions may be effected by majority vote of the entire
Board, except that no such action shall amend the terms of the Merger Agreement in a manner adverse to the Stockholders.

  The Merger. The Merger Agreement provides that if the Stock Condition is satisfied, the Forward Merger will be effected at the Effective Time; provided, however, that if the Stock Condition has not been satisfied, the Reverse Merger will be effected. However, the Merger Agreement provides that Parent may, in its sole discretion, increase the number of shares constituting the Stock Merger Consideration so as to satisfy the Stock Condition. The "Stock Condition" will be satisfied if (i) the aggregate market value of the shares of Parent Common Stock deliverable upon consummation of the Forward Merger (the "Stock Value"), based upon the closing price of such stock on the New York Stock Exchange Composite Tape on the date immediately prior to the effective time of the Merger (the "Effective Time"), is at least 45% of the sum of (y) the Stock Value and (z) the aggregate amount paid by Purchaser to purchase Shares pursuant to the Offer, and (ii) legal counsel to Parent delivers to Parent and legal counsel to the Company delivers to the Company, opinions that the Forward Merger will constitute a "tax-free reorganization" as more fully described to in the Merger Agreement. Notwithstanding the foregoing, Parent may, in its sole discretion, increase the number of shares of Parent Common Stock into which the Shares will be converted in the Forward Merger so as to satisfy the Stock Condition. At the Effective Time, if the Forward Merger is effected, the separate existence of the Company shall cease and Purchaser shall continue as the surviving corporation under the name "Eckerd Corporation" or, if the Reverse Merger is effected, the separate existence of the Purchaser shall cease and the Company shall continue as the surviving corporation. The surviving corporation of the Forward Merger or the Reverse Merger, as the case may be, is referred to herein as the "Surviving Corporation." The Merger will become effective upon the filing of the Certificate of Merger (the "Certificate of Merger") with the Delaware Secretary of State or at such time thereafter as is agreed upon by the parties and specified in the Certificate of Merger.

  Consideration to be Paid in the Merger. The Merger Agreement provides that upon the terms and subject to the conditions in the Merger Agreement and in accordance with the DGCL, at the Effective Time, by virtue of the Merger, each Share issued and outstanding immediately prior to the Effective Time (excluding Shares owned by the Company or by Parent, Purchaser or any other subsidiary of Parent, and in the case of the Reverse Merger, Dissenting Shares shall be converted into the right to receive (i) if the Stock Condition has been satisfied and the Forward Merger is effected, 0.6604 shares of Parent Common Stock (together with the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of February 14, 1990, as

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amended, between Parent and ChaseMellon Shareholder Services, L.L.C., as
rights agent), or such other number of shares of Parent Common Stock to which such number has been increased in accordance with the terms of the Merger Agreement, or (ii) if the Stock Condition has not been satisfied and the Reverse Merger is effected, the Offer Price, in cash, in each case without interest. Each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time will, at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become, or remain in the case of the Forward Merger, one validly issued, fully paid and nonassessable share of common stock, $.01 par value per share, of the Surviving Corporation. Each Share issued and outstanding immediately prior to the Effective Time that is owned by the Company, Parent, Purchaser or any other subsidiary of Parent, will automatically be cancelled and retired without payment of any consideration therefor and shall cease to exist.

  Dissenting Shares. In the event the Reverse Merger is effected, Shares issued and outstanding immediately prior to the Effective Time held by a holder (if any) who has the right to demand, and who properly demands, an appraisal of such Shares in accordance with Section 262 of the DGCL (or any successor provision) ("Dissenting Shares") will not be converted into the right to receive the Merger Consideration unless such holder fails to perfect or otherwise loses such holder's right to such appraisal, if any. If, after the Effective Time, such holder fails to perfect or loses any such right to appraisal, each such Share of such holder shall be treated as a Share that had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with the terms of the Merger Agreement. In the event the Forward Merger is effected, holders of Shares issued and outstanding immediately prior to the Effective Time will not be entitled to demand an appraisal of such Shares in accordance with Section 262 of the DGCL.

  Company Stock Options. The Merger Agreement provides that each holder of a then outstanding option to purchase Shares (collectively, "Options") under the Company's 1993 Stock Option and Incentive Plan and 1995 Stock Option and Incentive Plan (collectively, the "Stock Option Plans"), whether or not then exercisable or fully vested, may elect, prior to the Effective Time, in settlement thereof, to receive from the Company immediately after the Effective Time for each Share subject to such Option an amount in cash equal to the difference between the Offer Price and the per Share exercise price of such Option, to the extent the Offer Price is greater than the per Share exercise price of such Option (such excess amount being hereinafter referred to as the "Option Consideration"); provided, however, that with respect to any person subject to Section 16(a) of the Exchange Act, any such amount shall be paid as soon as practicable after the first date payment can be made without liability to such person under
Section 16(b) of the Exchange Act. The Merger Agreement further provides that at the Effective Time, each outstanding Option, other than Options for which an election to receive cash in settlement thereof has been made pursuant to the Merger Agreement, will be assumed by Parent and shall constitute a vested option to acquire, on substantially the same terms and subject to substantially the same conditions as were applicable under such Option, including, without limitation, term, exercisability, status as an "incentive stock option" under Section 422 of the Code, and termination provisions, the same number of shares of Parent Common Stock, rounded down to the nearest whole share, determined by multiplying the number of Shares subject to such Option immediately prior to the Effective Time by the Option Exchange Ratio (as defined below); at an exercise price per share of Parent Common Stock (increased to the nearest whole cent) equal to the exercise price per share of Shares immediately prior to the Effective Time divided by the Option Exchange Ratio; provided, however, that in the case of any Option to which Section 421 of the Code applies by reason of its qualification as an incentive stock option under Section 422 of the Code, the conversion formula shall be adjusted if necessary to comply with Section 424(a) of the Code. The "Option Exchange Ratio" means (i) if the Stock Condition has been satisfied and the Forward Merger is effected, the Stock Merger Consideration, or (ii) if the Stock Condition has not been satisfied and the Reverse Merger is effected, the ratio determined by dividing the Offer Price by the average of the mean of the high and low trading prices of the Parent Common Stock on each of the five consecutive trading days up to and including the date the Effective Time occurs. The Company has agreed to use its best efforts to obtain all necessary waivers, consents or releases from holders of Options under the Stock Option Plans and take any such other action as may be reasonably necessary to give effect to the transactions described above and to otherwise cause each Option to be surrendered to the Company and cancelled, whether or not any Option Consideration is payable with respect thereto, at the Effective Time.

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The surrender of an Option to the Company will be deemed a release of any and all rights the holder had or may have had in such Option, other than the right to receive the Option Consideration in respect thereof. Parent also has agreed to take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of substitute Options and to register such shares with the Commission on an appropriate registration statement.

  Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto. These include representations by the Company with respect to (i) organization, standing and corporate power, (ii) capitalization, (iii) authority and noncontravention,
(iii) Commission reports, (iv) absence of certain changes or events, (v) benefit plans, (vi) taxes, (vii) compliance with laws, (viii) opinion of financial advisor, (ix) voting requirements, (x) investment banking fees and commissions, (xi) litigation, (xii) environmental laws, (xiii) material contracts, (xiv) unlawful payments and contributions, (xv) real property and
(xvi) labor matters.

  Parent and Purchaser have also made certain representations and warranties with respect to (i) organization, standing and corporate power, (ii) capitalization, (iii) authority and noncontravention, (iv) Commission reports,
(v) absence of certain changes or events, (vi) certain matters with respect to Purchaser and financing arrangements, (vii) compliance with laws, (viii) investment banking fees and commissions, (ix) unlawful payments and contributions and (x) environmental laws. No representations and warranties made by the Company, Parent or Purchaser will survive beyond the Effective Time and no covenants made in the Merger Agreement will survive beyond the Control Date; except for any covenant or agreement which by its terms contemplates performance after the Effective Time.

  Conduct of Business Pending the Merger. The Company has agreed that during the period from the date of the Merger Agreement and continuing until the earlier to occur of (1) the Control Date, and (2) the Effective Time the Company will, and will cause its subsidiaries to, act and carry on their respective businesses in the ordinary course of business and, to the extent consistent therewith, use reasonable efforts to preserve intact their current business organizations, keep available the services of their current key officers and employees and preserve the goodwill of those engaged in material business relationships with them. The Company has agreed that, during such period neither it, nor any of its subsidiaries, as the case may be, will, without the prior consent of Parent, (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of the Company's outstanding capital stock, (ii) split, combine or reclassify any of its outstanding capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its outstanding capital stock, or (iii) purchase, redeem or otherwise acquire any shares of outstanding capital stock or any rights, warrants or options to acquire any such shares except, in the case of clause (iii), for the acquisition of Shares from holders of Options in full or partial payment of the exercise price payable by such holder upon exercise of Options outstanding on the date of the Merger Agreement.

  The Company has further agreed that, during such period neither it, nor any of its subsidiaries, as the case may be, will, without the prior consent of Parent, (i) issue, sell, grant, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities other than
(a) upon the exercise of Options outstanding on the date of the Merger Agreement, or (b) pursuant to the Stock Option Agreement; (ii) amend its certificate of incorporation, by-laws or other comparable charter or organizational documents; (iii) directly or indirectly acquire, make any investment in, or make any capital contributions to, any person (other than any direct or indirect wholly-owned subsidiary of the Company) other than the acquisition of drug stores, drug store chains or other home health businesses consistent with the Company's current operations for a purchase price not in excess of $20 million individually or $50 million in the aggregate; provided, however, that the Company will not make any such acquisition for a purchase price in excess of $15 million individually or $40 million in the aggregate without prior consultation with Parent; (iv) directly or indirectly sell, mortgage or otherwise encumber or subject to any lien (other than as permitted by the Merger Agreement) or otherwise dispose of any of its properties or assets that are material to the Company and its subsidiaries taken as a whole, except for the sale of inventory in the ordinary course of business or immaterial divestitures as may be required by law; (v) (a) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, other than indebtedness owing to or guarantees of indebtedness owing to the Company or any direct or indirect wholly-owned subsidiary of the Company or (b) make any loans or advances to any other person, other than to the Company or to any direct or indirect wholly-owned subsidiary of the Company and other than routine advances to employees, except, in the case of clause (a) for borrowings under existing credit facilities in the ordinary course of business; (vi) make any material tax election or settle or compromise any material income tax liability of the Company or of any of its subsidiaries; provided, however, the Company will, before filing or causing to be filed any material tax return of the Company or any of its subsidiaries, consult with and obtain the approval of Parent and its advisors as to the positions and elections that may be taken or made with respect to such return; (vii) except as disclosed in the Merger Agreement, pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction,
(a) in the ordinary course of business consistent with past practice or in accordance with their terms, of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in Commission reports or incurred since the date of such financial statements in the ordinary course of business consistent with past practice or (b) of claims, liabilities or obligations that are not material to the Company and its subsidiaries taken as a whole; (viii) grant or agree to grant to any employee any increase in wages or bonus, severance, profit sharing, retirement, deferred compensation, insurance or other compensation or benefits, or establish any new compensation or benefit plans or arrangements, or amend or agree to amend any existing employee benefit plans, except as may be required under existing agreements (including collective bargaining agreements) or normal, regularly scheduled increases in nonofficer employees consistent with past practices or as required by law; (ix) other than in the ordinary course of business consistent with past practice, enter into or amend any employment, consulting, severance or similar agreement with any individual; (x) waive any claims or rights having a value in excess of $2 million individually or $10 million in the aggregate; (xi) make any change in any method of accounting or accounting practice or policy except as required by any changes in generally accepted accounting principles; (xii) incur or enter into any material commitment (including, but not limited to, any leases, capital expenditures or purchases of assets) other than in accordance with the existing business plans of the Company provided to Parent (including any capital budget contained therein) or purchases of inventory in the ordinary course of business consistent with past practice; (xiii) enter into any agreement, understanding or commitment that restrains, limits or impedes the Company's ability to compete with or conduct any business or line of business;
(xiv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization or any agreement relating to an Acquisition Proposal (as defined below) (other than as expressly permitted pursuant to the Merger Agreement); (xv) other than in the ordinary course of business consistent with past practice, engage in any transaction with, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any of the Company's affiliates, including, without limitation, any transactions, agreements, arrangements or understandings with any affiliate or other person covered under Item 404 of Regulation S-K under the Securities Act of 1933 that would be required to be disclosed under such Item 404, other than pursuant to such agreements, arrangements, or understandings existing on the date of the Merger Agreement; (xvi) close, shut down, or otherwise eliminate any of the Company's stores other than in the ordinary course of business consistent with past practice; (xvii) change the name of the Company's stores; (xviii) close, shut down, or otherwise eliminate any of the Company's distribution centers;
(xix) move the location, close, shut down or otherwise eliminate the Company's headquarters, or effect a general staff reduction at such headquarters; and
(xx) authorize any of, or commit or agree to take any of, the foregoing actions.

  No Solicitation. The Merger Agreement provides that from and after the date of the Merger Agreement until the termination of the Merger Agreement, the Company will not, and shall not permit any of its subsidiaries, or any of its or their officers, directors, employees, representatives, agents or affiliates (including, without limitation, any investment banker, attorney or accountant retained by the Company or any of its subsidiaries), to, directly or indirectly, initiate, solicit or encourage (including by way of furnishing non-public information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal (as defined below), or enter into or maintain or continue discussions or negotiate with any person in furtherance of such inquiries or to obtain an Acquisition Proposal or agree to or endorse any Acquisition Proposal, or authorize or permit any of its or their officers, directors or employees or any of its Subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to take any such action; provided, however, that nothing in the Merger Agreement will prohibit the Board from furnishing information to, or entering into, maintaining or continuing discussions or negotiations with, any person that makes an unsolicited Acquisition Proposal after the date of the Merger Agreement, if the Board, after consultation with and based upon the advice of independent legal counsel, determines in good faith that (a) such Acquisition Proposal would be more favorable to the Stockholders than the Offer and the Merger, (b) such Acquisition Proposal contains no financing condition and (c) the failure to take such action would result in a breach by the Board of its fiduciary duties to the Stockholders under applicable law, and, prior to taking such action, the Company (i) provides prompt notice to Parent of receipt of any such proposal to the effect that it is taking such action (which notice shall identify the nature and material terms of the proposal) and (ii) prior to furnishing any non-public information to such person, receives from such person an executed confidentiality agreement with provisions no less favorable to the Company than the confidentiality agreement entered into by Parent and the Company in connection with the Offer and the Merger. The Company shall keep Parent fully and timely informed of the status of the same. For purposes of the Merger Agreement, "Acquisition Proposal" means an inquiry, offer or proposal regarding any of the following (other than the transactions contemplated by the Merger Agreement with Parent or Purchaser) involving the Company: (w) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction; (x) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of related transactions; (y) any tender offer or exchange offer for 33 1/3 percent or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act in connection therewith; or (z) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

  Fees and Expenses. The Merger Agreement provides that, except as described below, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring the expenses; provided, however, that the costs incurred in connection with printing and mailing proxy materials to Stockholders shall be shared equally by Parent and the Company. The Company has agreed to pay Purchaser a fee equal to $90 million upon the termination of the Merger Agreement for either of the following reasons: (i) the Company terminates the Merger Agreement after it has received an Acquisition Proposal, and the Board, after consultation with and based upon the advice of independent legal counsel, determines in good faith that the failure to accept such Acquisition Proposal would result in a breach by the Board of its fiduciary duties to Stockholders under applicable law; or (ii) Parent terminates the Merger Agreement because the Board shall have (x) withdrawn, modified or amended in any adverse respect its approval or recommendation of the Merger Agreement, the Merger or the transactions contemplated by the Merger Agreement, (y) endorsed or recommended to the Stockholders an Acquisition Proposal or (z) resolved to do any of the foregoing. Such fee is payable promptly and in any event no later than one business day after the first of such events shall have occurred.

  Conditions to the Merger. Pursuant to the Merger Agreement, the obligation of each party to effect the Merger is subject to the satisfaction or written waiver on or prior to the Closing Date of the following conditions: (i) the Merger Agreement and the Merger shall have been approved and adopted by the affirmative vote of the requisite number of Stockholders, and in the manner as shall be required pursuant to the Company's certificate of incorporation, by-laws, the DGCL and other applicable law, and the rules of the NYSE; (ii) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Offer and the Merger shall be in effect; (iii) the shares of Parent Common Stock issuable to the Stockholders pursuant to the Merger Agreement if the Stock Condition has been satisfied shall have been approved for listing on the NYSE, subject to official notice of issuance; and (iv) a Form S-4 shall have been declared effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

  The obligations of Parent and Purchaser to effect the Merger are further subject to the condition that Parent or Purchaser shall have accepted for payment and paid for Shares pursuant to the Offer in accordance with the terms thereof; provided, however, that this condition will not be applicable to the obligations of Parent or Purchaser if, in breach of the Merger Agreement or the terms of the Offer, Purchaser fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer.

  The Merger Agreement further provides that the obligation of each party to effect the Forward Merger is subject to the following conditions: (i) the Company shall have received an opinion of Shearman & Sterling, dated the Closing Date, to the effect that (y) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (z) each of Parent, Purchaser and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code; and
(ii) Parent shall have received an opinion of Weil, Gotshal & Manges LLP, dated the Closing Date, to the effect that (x) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; (y) each of Parent, Purchaser and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code; and (z) no gain or loss will be recognized by Parent, Purchaser or the Company as a result of the Merger. If either the opinion of Weil, Gotshal & Manges LLP or the opinion of Shearman & Sterling referred to above cannot be rendered, then the Reverse Merger will be effected pursuant to the terms of the Merger Agreement

  Termination. The Merger Agreement may be terminated and the transactions contemplated thereby may be abandoned at any time prior to the Control Date (or in the case of clause (v) or (vi) below, the Effective Time), notwithstanding approval thereof by the Stockholders, in any one of the following circumstances: (i) by mutual written consent duly authorized by the Boards of Directors of Parent and the Company; (ii) by the Company, if the Offer has not been timely commenced in accordance with Merger Agreement; provided, however, that the Company may not terminate the Merger Agreement pursuant to this clause if the Company is in material breach of the Merger Agreement; (iii) by Parent or the Company, if, without any material breach by such terminating party of its obligations under the Merger Agreement, the purchase of Shares pursuant to the Offer shall not have occurred on or before February 1, 1997; provided, however, that the Merger Agreement shall be automatically extended for 120 days thereafter if the purchase of Shares shall not have occurred on or before February 1, 1997 as a result of the failure (A) to receive the necessary governmental clearances or (B) to resolve any matter related to any injunction or legal restraint which prevents the consummation of the Merger and the parties are diligently pursuing such governmental clearances or the resolution of such matter; (iv) by Parent or the Company, if any federal or state court of competent jurisdiction or other governmental entity shall have issued an order, decree or ruling, or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable; (v) by Parent or the Company if, upon a vote at a duly held stockholders meeting of the Company, any required approval of the Stockholders shall not have been obtained; (vi) by the Company if it has received an Acquisition Proposal, and the Board, after consultation with and based upon the advice of independent legal counsel, determines in good faith that the failure to accept such Acquisition Proposal would result in a breach by the Board of its fiduciary duties to the Stockholders under applicable law; (vii) by Parent if the Board shall have (a) withdrawn, modified or amended in any adverse respect its approval or recommendation of the Merger Agreement, the Merger or the transactions contemplated by the Merger Agreement, (b) endorsed or recommended to its stockholders an Acquisition Proposal or (c) resolved to do any of the foregoing; or (viii) by Parent or the Company if (a) the other party shall have failed to comply in any material respect with any of the material covenants and agreements contained in the Merger Agreement to be complied with or performed by such party at or prior to such date of termination, and such failure continues for 20 business days after the actual receipt by such party of a written notice from the other party setting forth in detail the nature of such failure, or (b) a material representation or warranty of the other party contained in the Merger Agreement shall have been untrue in any material respect on the date when made and at the Expiration Date, or in the case of any representations and warranties that are made as of a different date, as of that date.

  Indemnification. The Merger Agreement provides that the certificate of incorporation and by-laws of the Surviving Corporation will contain the provisions with respect to indemnification set forth in the certificate of incorporation and by-laws of the Company on the date of the Merger Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors or officers of the Company in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement), unless such modification is required by law. The Company will, and from and after the Effective Time, Parent and the Surviving Corporation will, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of the Company (the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including reasonable attorneys' fees and expenses), liabilities or judgments or amounts that are paid in settlement, with the approval of the indemnifying party (which approval shall not be unreasonably withheld), of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of the Company whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities"), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the Merger Agreement or the transactions contemplated thereby, in each case, to the full extent a corporation is permitted under the DGCL to indemnify its own directors or officers as the case may be (and Parent and the Surviving Corporation, as the case may be, will pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by law). In the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Parties (whether arising before or after the Effective Time), (i) the Indemnified Parties may retain counsel satisfactory to them and the Company (or them and Parent and the Surviving Corporation after the Effective Time) and the Company (or after the Effective Time, Parent and the Surviving
Corporation) shall pay all fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; and (ii) the Company (or after the Effective Time, Parent and the Surviving Corporation) shall use all reasonable efforts to assist in the vigorous defense of any such matter, provided that neither the Company, Parent nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent. Any Indemnified Party wishing to claim indemnification, upon learning of any such claim, action, suit, proceeding or investigation, shall notify the Company (or after the Effective Time, Parent and the Surviving Corporation) (but the failure so to notify shall not relieve a party from any liability which it may have except to the extent such failure prejudices such party), and will deliver to the Company (or after the Effective Time, Parent and the Surviving Corporation) the undertaking contemplated by Section 145(e) of the DGCL. The Merger Agreement provides that the Indemnified Parties as a group may retain only one law firm to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties. The Company, Parent and Purchaser agree that all rights to indemnification, including provisions relating to advances of expenses incurred in defense of any action or suit, existing in favor of the Indemnified Parties with respect to matters occurring through the Effective Time, shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Indemnified Liabilities asserted or made within such period shall continue until the disposition of such Indemnified Liabilities.

  The Merger Agreement further provides that for a period of two years after the Effective Time, Parent will cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous in any material respect to the Indemnified Parties) with respect to matters arising before the Effective Time, provided that Parent will not be required to pay an annual premium for such insurance in excess of 150% of the last annual premium paid by the Company prior to the date of the Merger Agreement, but in such case will purchase as much coverage as possible for such amount.

  Stockholders Meetings. The Merger Agreement provides that the Company will (and after the Control Date Parent will) take all action necessary, in accordance with the DGCL, the Exchange Act and other applicable law, the rules of the NYSE, and its certificate of incorporation and by-laws, to convene a special meeting of Stockholders (the "Stockholders Meeting"), if necessary, as promptly as practicable after the consummation of the Offer and the effectiveness of the Registration Statement for the purpose of considering and voting upon the Merger Agreement and the transactions contemplated thereby, including the Merger. Subject to the fiduciary duties of the Board under applicable law as advised by independent legal counsel, the Board will recommend that the holders of the Shares vote in favor of and approve the Merger Agreement and the Merger at the Stockholders Meeting. At the Stockholders Meeting, Parent and Purchaser shall vote all Shares beneficially owned by them in favor of the adoption and approval of the Merger Agreement and the Merger.

  Consents, Approvals, Filings. The Merger Agreement provides that each of the parties to the Merger Agreement will (i) make promptly its respective filings, and thereafter make any other required submissions, under the HSR Act, the Securities Act and the Exchange Act, with respect to the Transactions and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Transactions, including, without limitation, using its reasonable best efforts to obtain all licenses, permits (including, without limitation, environmental permits), consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and its subsidiaries as are necessary for the consummation of the Transactions and to fulfill the conditions to the Offer and the Merger. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each party to the Merger Agreement will use their reasonable best efforts to take all such action. Each of the parties to the Merger Agreement will, and will cause each of its respective subsidiaries, to cooperate and to use their respective best efforts to obtain any government clearances required for completion of the Transactions (including through compliance with the HSR Act), to respond to any government requests for information, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) (an "Order") that restricts, prevents or prohibits the consummation of any of the Transactions, including, without limitation, by vigorously pursuing all available avenues of administrative and judicial appeal and all available legislative actions. Subject to the conditions of the Offer, each of the parties to the Merger Agreement will take any and all of the following actions to the extent necessary to obtain the approval of any governmental entity with jurisdiction over the enforcement of any applicable laws regarding the Transactions: entering into negotiations; providing information; substantially complying with any second request for information pursuant to the HSR Act; entering into and performing agreements or submitting to judicial or administrative orders and selling or otherwise disposing of, or holding separate (through the establishment of a trust or otherwise) particular assets or categories of assets, or businesses of Parent, Company or any of their affiliates. The parties to the Merger Agreement will consult and cooperate with one another, and consider in good faith the views of one another, with respect to any actions taken in connection with proceedings under or relating to the HSR Act or any other federal, state or foreign antitrust or fair trade law. Parent will be entitled to direct any proceedings or negotiations with any governmental entity relating to any of the foregoing, provided that it will afford Company a reasonable opportunity to participate therein.

  Employee Benefit Matters. Parent, Purchaser and the Company have agreed in the Merger Agreement to certain matters with respect to the compensation and benefit programs of the Surviving Corporation and its subsidiaries.

  The Merger Agreement provides that for a period of at least twelve months following the Effective Time, Parent will, or will cause the Surviving Corporation to, provide employee benefit plans and arrangements which in the aggregate will provide a substantially comparable level of benefits to active and retired employees of the Surviving Corporation and its Subsidiaries, considered as a group, to those provided under the Company employee benefit plans and arrangements as in effect immediately prior to the Effective Time, it being understood and agreed that Parent will cause the Surviving Corporation to consult with senior management of the Surviving Corporation, including Mr. Newman, before any changes are made in the benefit plans or arrangements of the Surviving Corporation during such twelve month period. Notwithstanding the foregoing, changes to the benefit plans and arrangements applicable to employees of the Surviving Corporation that would not comply with the substantially comparable standard set forth in the immediately preceding sentence will be permitted to the extent approved by senior management of the Surviving Corporation, including Mr. Newman. All service credited to each employee by the Company or any of its Subsidiaries through the Effective Time will be recognized by Parent for purposes of eligibility and vesting under any employee benefit plan provided by Parent or its subsidiaries for the benefit of the employees of the Surviving Corporation and its Subsidiaries; provided, however, that, to the extent necessary to avoid duplication of benefits, amounts payable under employee benefit plans provided by Parent or its subsidiaries may be reduced by amounts payable under similar Company plans with respect to the same periods of service. In addition, with respect to any welfare benefit plan established or maintained by Parent or its subsidiaries for the benefit of employees of the Surviving Corporation or its subsidiaries, Parent will, or will cause the relevant subsidiary to, waive any pre-existing condition exclusions (other than any pre-existing condition that was not waived by a Company plan) and provide that any covered expenses incurred on or before the Effective Time in respect of the current plan year by any employee of the Company or any of its subsidiaries (or any covered dependent of such an employee) will be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions after the Effective Time in respect of such current plan year.

  In addition, as of the Effective Time (or if later, as soon as practicable following the close of the Company's 1996 fiscal year), a pro-rated bonus award will be paid in cash to each executive employee of the Company and its Subsidiaries who has been selected to participate in the Company's Executive Three (3) Year Bonus Plan (the "Three Year Plan") in accordance with Section 14 thereof, so that 100% of such executive employee's long-term bonus for the 1994-1996 cycle, 66 2/3% of his long-term bonus for the 1995-1997 cycle, and 33 1/3% of his long-term bonus for the 1996-1998 cycle will be paid, in each case based on the actual performance of the Company through the end of its 1996 fiscal year. The maximum amount payable to all the Company's executive employees pursuant to the preceding sentence will be $4,000,000. Following the payment of such awards, the Three Year Plan will terminate. As soon as practicable following such termination, Parent will cause the Surviving Corporation to implement a new long-term incentive program in place of the Three Year Plan.

  The Merger Agreement further provides that Parent will cause the Surviving Corporation to retain the Company's Key Management Bonus Plan (the "Company Bonus Plan") following the Effective Time, with the same employees eligible for bonuses thereunder, until bonuses are paid with respect to the Company's 1996 fiscal year. The amounts payable to each such employee participating in the Company Bonus Plan with respect to such fiscal year will be determined pursuant to the terms of the Company Bonus Plan; provided, that appropriate adjustments will be made to the "Threshold", "Target" and "Goal" levels (as defined in Section 6 of the Company Bonus Plan) to eliminate the effect of legal, investment banking and other extraordinary fees and expenses incurred by the Surviving Corporation as a consequence of the transactions effected pursuant to this Agreement and the preparation and negotiations leading thereto. As soon as practicable following the termination of the Company Bonus Plan, Parent will cause the Surviving Corporation to implement an annual bonus plan for key employees of Surviving Corporation in place of the Company Bonus Plan.

  Parent has agreed to cause the Surviving Corporation to honor and assume, and to perform all obligations under, the employment agreements, supplemental executive retirement plans, deferred compensation plans and individual benefit arrangements with current and former employees of the Company and its Subsidiaries set forth in the Merger Agreement. Nothing contained therein shall be construed as requiring Parent or the Surviving Corporation to continue without modification any specific employee benefit plan or arrangement (except as required by its terms) or to continue the employment of any specific person.

  The Company has agreed to take all actions necessary (if any) to ensure that the transactions contemplated pursuant to the Merger Agreement will not constitute a "Change of Control" for purposes of (a) the Company's Pension Plan, (b) the Company's Profit Sharing Plan, (c) the Executive Excess Benefit Plan of the Company Corporation, (d) The First Executive Supplemental Benefit Plan of the Company and its Subsidiaries (as Amended and Restated as of February 3, 1996), (e) The Second Executive Supplemental Benefit Plan of the Company and it Subsidiaries (as Amended and Restated as of February 4, 1996),
(f) The Executive Deferred

Compensation Plan of the Company (as Amended and Restated effective January 1,
1994), and (g) the Company's Benefit Plans Trust.

  Amendment. Subject to the applicable provisions of the DGCL and certain other restrictions contained in the Merger Agreement, the Merger Agreement may be modified or amended at any time prior to the Effective Time, by Parent, Purchaser and the Company by written agreement executed and delivered by duly authorized officers of the respective parties; provided, however, that after approval of the Merger by the Stockholders, no amendment shall be made which would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

  Timing. The exact timing and details for the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by the Purchaser pursuant to the Offer. Although Purchaser has agreed to cause the Merger to be consummated on the terms set forth above, there can be no assurance as to the timing of the Merger.

 Stock Option Agreement

  The following is a summary of the material terms of the Stock Option Agreement. This summary is not a complete description of the terms and conditions of the Stock Option Agreement and is qualified in its entirety by reference to the full text of the Stock Option Agreement, which is incorporated by reference and a copy of which has been filed with the Commission as an exhibit to the Schedule 14D-1. The Stock Option Agreement may be examined, and copies obtained, as set forth in Section 8 above. Capitalized terms not otherwise defined herein or in the following summary shall have the meaning set forth in the Stock Option Agreement.

  Grant of Option. The Stock Option Agreement provides for the grant by the Company to Parent of an irrevocable option (the "Stock Option") to purchase up to 10,554,786 Shares, or such other number of Shares as equals 15% of the issued and outstanding Shares at the time of exercise of the Stock Option, at a price of $35 per Share (the "Exercise Price"), payable in cash in accordance with the terms of the Stock Option Agreement.

  Exercise of Option. The Stock Option Agreement provides that the Stock Option may be exercised by Parent, in whole or in part, at any time or from time to time (a) after the Merger Agreement is terminated pursuant to a Trigger Event (as defined below) or (b) after Purchaser accepts for payment and pays for Shares pursuant to the Offer prior to the Effective Time. For the purposes of the Stock Option Agreement, "Trigger Event" means the termination of the Merger Agreement either (i) by the Company, if it has received an Acquisition Proposal, and the Board, after consultation with and based upon the advice of independent legal counsel, determines in good faith that failure to accept such Acquisition Proposal would result in a breach by the Board of its fiduciary duties to the Stockholders under applicable law, or (ii) by Parent, if the Board has (A) withdrawn, modified or amended in any adverse respect its approval or recommendation of the Merger Agreement, the Merger or the transactions contemplated by the Stock Option Agreement, (B) endorsed or recommended to the Stockholders an Acquisition Proposal or (C) resolved to do any of the foregoing.

  The Stock Option Agreement provides that the Stock Option will terminate upon the earlier of: (i) the Effective Time of the Merger; (ii) the termination of the Merger Agreement pursuant to the termination provisions thereof, other than a termination as a result of the occurrence of a Trigger Event; or (iii) 120 days following any termination of the Merger Agreement as a result of the occurrence of a Trigger Event (or if, at the expiration of such 120 day period the Stock Option cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, or because the applicable waiting period under the HSR Act has not expired or been terminated, 10 business days after such impediment to exercise has been removed or has become final and not subject to appeal, but in no event later than 210 days after the date of termination of the Merger Agreement). The Stock Option Agreement further provides that the Stock Option may not be exercised if Parent or, in the case of the Merger Agreement, Parent or Purchaser, is in material breach of any of their respective representations, warranties, covenants or agreements contained in the Stock Option Agreement or in the Merger Agreement.

  Certain Repurchases. The Stock Option Agreement provides that, at the request of Parent at any time during which the Stock Option is exercisable (the "Repurchase Period"), the Company will repurchase from Parent the Stock Option, or any portion thereof, for a price equal to the amount by which the Market/Tender Offer Price (as defined below) for Shares as of the date Parent gives notice of its intent to exercise its rights to "put" the Stock Option to the Company exceeds the Exercise Price, multiplied by the number of Shares purchasable pursuant to the Stock Option (or portion thereof with respect to which Parent is exercising its rights to "put" the Stock Option to the Company). For purposes of the Stock Option Agreement, "Market/Tender Offer Price" means the higher of (A) the highest price per Share paid as of such date pursuant to any tender or exchange offer or other Acquisition Proposal or
(B) the average of the closing sale prices of Shares on the NYSE for the ten trading days immediately preceding such date.

  Registration Rights. The Stock Option Agreement provides that in the event that Parent desires to sell any of the Shares purchased pursuant to the Stock Option within three years after such purchase, and such sale requires in the opinion of counsel to Parent, registration of such shares under the Securities Act, Parent may, by written notice (the "Registration Notice") to the Company, request the Company to register under the Securities Act all or any part of the Shares purchased pursuant to the Stock Option ("Restricted Shares") beneficially owned by Parent (the "Registrable Securities") pursuant to a bona fide firm commitment underwritten public offering in which Parent and the underwriters will effect as wide a distribution of such Registrable Securities as is reasonably practicable and will use their best efforts to prevent any person and its affiliates from purchasing through such offering Restricted Shares representing more than 2% of the outstanding Shares on a fully diluted basis (a "Permitted Offering"). The Company (and/or any person designated by the Company) will have the option, exercisable by written notice delivered to Parent within 10 business days after the receipt of the Registration Notice, to purchase all or any part of the Registrable Securities for cash at a price (the "Option Price") equal to the product of (i) the number of Registrable Securities and (ii) the Fair Market Value (as defined in the Stock Option Agreement) of such Registrable Securities. Parent is entitled to request an aggregate of two effective registration statements under the terms of the Stock Option Agreement.

  Profit Limitation. The Stock Option Agreement provides that in no event will Parent's Total Profit (as defined below) exceed $20 million and, if it otherwise would exceed such amount Parent, at its sole election, will either
(i) deliver to the Company for cancellation Shares previously purchased by Parent, (ii) pay cash or other consideration to the Company or (iii) undertake any combination thereof, so that Parent's Total Profit will not exceed $20 million after taking into account the foregoing actions. Further, the Stock Option may not be exercised for a number of Shares as would, as of the date of the Exercise Notice, result in a Notional Total Profit (as defined below) of more than $20 million, and, if exercise of the Stock Option otherwise would exceed such amount, Parent, at its discretion, may increase the Price for that number of Shares set forth in the Exercise Notice so that the Notional Total Profit will not exceed $20 million. For the purposes of the Stock Option Agreement, (A) the term "Total Profit" means the aggregate amount (before taxes) of the following: (i) the amount received by Parent pursuant to any repurchase by the Company of the Stock Option pursuant to the terms of the Stock Option Agreement, and (ii) (x) the net cash amounts received by Parent pursuant to the sale of Restricted Shares (or any other securities into which such shares are converted or exchanged) to any unaffiliated party, less (y) Parent's purchase price for such Shares; and (B) the term "Notional Total Profit" with respect to any number of Restricted Shares as to which Parent proposes to exercise the Stock Option will be the Total Profit determined as of the date of the Exercise Notice assuming that this Stock Option were exercised on such date for such number of Restricted Shares and assuming that such Restricted Shares, together with all other Restricted Shares held by Parent and its affiliates as of such date, were sold for cash at the closing market price for Shares as of the close of business on the preceding trading day (less customary brokerage commissions).

  Adjustment upon Changes in Capitalization. The Stock Option Agreement provides that in the event of any change in the Shares by reason of stock dividends, stock splits, mergers (other than the Merger), recapitalizations, combinations, exchange of shares or the like, the type and number of shares or securities subject to the Stock Option, and the Exercise Price per share, will be adjusted appropriately.

  A copy of the Stock Option Agreement is attached as Exhibit 11 hereto. See also Section 12 of the Offer to Purchase under the caption "Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; the Stock Option Agreement."

 Amendment to Employment Agreement

  Francis A. Newman, Chief Executive Officer, President and Chief Operating Officer of the Company ("Newman"), and Parent, have entered into an amendment, dated November 2, 1996, to Newman's existing employment agreement, dated as of February 4, 1996 (the "Employment Agreement"), which provides that upon consummation of the Merger, among other things, (i) the Employment Agreement will be extended from a term of twelve months to a term of three years commencing upon the consummation of the Merger, (ii) Newman will become a member of the Management Committee of Parent, (iii) Newman will not be able to terminate the Employment Agreement for Good Reason (as defined in the Employment Agreement) until at least one year following a Change in Control (as defined in the Employment Agreement), (iv) the definition of Good Reason will be amended to mean (a) the demotion of Newman from his position as Chief Executive Officer, President and Chief Operating Officer of the Company, his removal as a member of Parent's Management Committee or his ceasing to report directly to the Chief Executive Officer of Parent, (b) a reduction by the Company in Newman's annual base salary or a material reduction in Newman's bonus opportunity through incentive compensation awards, (c) any other material breach by the Company of the provisions of Sections of the Employment Agreement dealing with compensation, fringe benefits and expenses, respectively, or (d) any relocation of Newman's principal place of business from the Tampa Bay, Florida area or from the Company's headquarters and (v) Parent will guarantee the performance of the Company's obligations under the Employment Agreement. A copy of the Amendment to Mr. Newman's employment agreement is filed as Exhibit 11 hereto and incorporated herein by reference.

 Confidentiality Agreement

  On October 16, 1996, the Company and Parent entered into a Confidentiality Agreement of which a copy is filed as Exhibit 7 to this Schedule 14D-9 and incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) Recommendation of the Board of Directors. The Board has unanimously determined that the Merger Agreement and the Transactions are fair to, and in the best interests of, the Stockholders, has approved the Merger Agreement, the Offer at the Offer Price and the Merger, and recommends that the Stockholders that wish to receive cash for their Shares accept the Offer and tender their Shares to Purchaser under the Offer to Purchase and the Stockholders approve and adopt the Merger Agreement and the Merger.

  (b)(1) Background.

  For some time prior to entering into discussions with Parent with respect to a possible transaction between the Company and Parent, the Company had been engaged in sporadic discussions with representatives of another company involved in the drug store industry ("Company A") concerning the possibility of a transaction between the Company and Company A.

  In early 1996, the Company retained Merrill Lynch to assist the Company in evaluating any acquisition proposals that might be received by the Company from Company A.

  In May 1996, Company A made a proposal to acquire the Company, which was presented by management to the Board together with a presentation by Merrill Lynch with respect to the financial terms of that proposal. Following discussion by the Board, the proposal was rejected on the grounds that the consideration offered by Company A was of insufficient value. Following that rejection, discussions with Company A terminated. Following such termination, Company A, from time to time, expressed its continuing interest in acquiring the Company.

  During the summer and fall of 1996, in light of the continuing consolidation in the drug store industry and the potential negative impact on the Company of increased competition from the ever larger competitors resulting from such consolidations, management and the Board began to consider various strategic alternatives. Merrill Lynch continued to assist the Company in its consideration of various alternatives. In early October 1996, the Company learned that Parent might have some interest in acquiring the Company, and authorized Merrill Lynch to contact Parent to explore whether Parent would be interested in pursuing a transaction with the Company. On October 24, 1996, Merrill Lynch was formally retained by the Company.

  On October 3, 1996, Mr. Turley, the Company's Chairman, and Mr. Newman, the Company's President and Chief Executive Officer, received a proposal from Company A to acquire the Company. Messrs. Turley and Newman expressed their disappointment as to the terms of that proposal.

  On October 10, 1996, Messrs. Turley and Newman met with Messrs. Oesterreicher, McKay and Fesperman, Vice Chairman and Chief Executive Officer, Senior Vice President and Chief Financial Officer and Senior Vice President-- Support Services and Subsidiary Operations, respectively of Parent in Dallas, Texas. At that meeting, the representatives of Parent expressed interest in pursuing an acquisition of the Company. On October 11, 1996, Messrs. Turley and Oesterreicher discussed by telephone various aspects of a possible transaction.

  On October 16, 1996, Messrs. Fesperman and McKay, as well as Mr. Lotter, Executive Vice President and General Counsel of Parent, met with Mr. Newman and Mr. Wright, Executive Vice President and Chief Financial Officer of the Company, in New York City to further discuss the possibility of a transaction between the Company and Parent. The Company's financial advisors and Parent's financial and legal advisors also attended that meeting.

  On October 16, 1996, the Company and Parent also executed a mutual Confidentiality Agreement. Over the next two weeks, as part of the Company's and Parent's due diligence review of each other, there were various contacts between the Company and Parent in order to obtain additional information about each other.

  As part of Parent's and the Company's continuing due diligence investigation of each other, on October 18 and 19, 1996, Mr. Fesperman, Mr. Hannon, President and Chief Executive Officer of Parent's Subsidiary Thrift Drug, Inc. ("Thrift"), Mr. Cerro, Executive Vice President, Merchandise and Distribution of Thrift, and Mr. Civello, President of Stores of Thrift, met with Messrs. Newman and Wright, as well as Mr. Simmons, Vice President and Controller of the Company, and Mr. Gladysz, Vice President and Treasurer of the Company, in St. Petersburg, Florida. The financial advisors to Parent participated in the second day of that meeting to review various financial information relating to the Company.

  On October 21, 1996, the Board held a telephonic meeting, during which, among other things, the Board members were updated as to the continuing consolidation in the drug store industry. The Board members were also informed of the discussions that had occurred between the Company and Parent, as well as recent discussions that had occurred between the Company and Company A. Board members were told that discussions with these companies were preliminary. Following discussion among the Board members, the Board authorized management to continue to pursue discussions with both Parent and Company A.

  During the weekend of October 26 and 27, 1996, Mr. Turley called each member of the Board to inform them of the continuing discussions between representatives of the Company and each of Parent and Company A, as well as certain related matters.

  On October 26, 1996, Mr. Newman and Mr. Oesterreicher had a telephone conversation regarding possible structures of a transaction between the Company and Parent, including whether a portion of any consideration should be tax free to the Stockholders.

  On October 29, 1996, Mr. Turley met with the Chief Executive Officer of Company A. During that meeting, Company A made a revised proposal to acquire the Company for consideration that consisted partly of cash and partly of stock of Company A.

  Later during the day of October 29, 1996, Mr. Turley met with Mr. McKay and Mr. Lotter and the Company's and Parent's respective financial advisors in New York City to further discuss the terms of a possible transaction, including the price at which Parent might be interested in acquiring the Company. At that meeting, Parent made a proposal to acquire the Company in a transaction that was similarly structured to the transaction being discussed with Company A, but at a higher value. Parent had previously been advised that another entity had also expressed an interest in acquiring the Company, although neither the identity of Company A nor the price or terms of its proposal were disclosed. Parent was also advised that the Board would consider both proposals at its meeting on October 31, 1996.

  In advance of the meeting with each of Company A and Parent, Mr. Turley had encouraged each of them to make its best and final offer for the Company.

  In the afternoon of October 29, 1996, the Board held a telephonic meeting to inform the Board members of the proposals that had been received from Parent and Company A.

  During the evening of October 29, 1996, Parent provided the Company and its advisors with drafts of a Merger Agreement, a Stock Option Agreement and a proposed employment agreement for Mr. Newman.

  In conversations with Company A on October 30, 1996, Company A was advised that its proposal was being considered in light of another proposal that had been received by the Company, and that the Board would consider both proposals at its meeting on October 31, 1996. Again, neither the identity of Parent nor the price or terms of its proposal were disclosed. Company A confirmed that its outstanding proposal constituted its best and final proposal for the Company.

  During the period of October 30 through November 2, representatives of the Company, Parent and their respective counsels met several times to negotiate the terms of the Merger Agreement and the Stock Option Agreement.

  At a Special Meeting of the Board on October 31 and November 1, 1996, the Board discussed both proposals in detail and Merrill Lynch made presentations to the Board comparing the financial terms of both proposals.

  On November 2, 1996, the Board held a telephonic meeting to discuss the final terms of the Merger Agreement and the Stock Option Agreement. At that meeting, Merrill Lynch delivered its oral opinion to the Board, subsequently confirmed in writing, to the effect that, and based upon the assumptions made, matters considered and limits of review as set forth in such opinion, the consideration to be received by the Stockholders pursuant to the Offer and the Merger, taken as a whole, was fair, from a financial point of view, to such Stockholders. The Board voted unanimously to approve the Merger Agreement the Offer at the Offer Price and the Merger, and to recommend that all Stockholders that wish to receive cash for their Shares accept the Offer and tender their Shares to Purchaser thereunder, and that Stockholders approve and adopt the Merger Agreement and the Merger. Following such approval, the Company, Parent and Purchaser entered into the Merger Agreement, the Company and Parent entered into the Stock Option Agreement, and the Company, Parent and Mr. Newman entered into the amendment to the Employment Agreement.

  On November 7, 1996, Purchaser commenced the Offer.

  (b)(2) Reasons for the Recommendation.

  In approving the Merger Agreement and the Transactions and recommending that Stockholders that wish to receive cash in the Offer accept the Offer and tender their Shares pursuant to the Offer and that Stockholders approve and adopt the Merger Agreement and the Merger, the Board considered a number of factors, including, but not limited to, the following:

    (i) the terms and conditions of the Merger Agreement;

    (ii) the presentations by management of the Company (at Board meetings on October 31, November 1 and November 2, 1996 and at previous board meetings) regarding the financial condition, results of operations, business and prospects of the Company, including the prospects of the Company if the Company were to remain independent;

    (iii) the trading price of the Shares over the last three years, and that
  (A) the $35.00 per Share to be paid in the Offer represents a premium (the "Premium") of approximately 21.2% over the $28 7/8 closing price for the Shares on the New York Stock Exchange ("NYSE") on November 1, 1996, the last trading day prior to the public announcement of the execution of the Merger Agreement and (B) the $35.00 per Share in cash or $35.00 per Share value of the consideration to be paid in the Merger (based on the closing price for the Parent's shares of Common Stock on the NYSE on November 1,
  1996) represents a premium of approximately 21.2% over the closing trade price for the Shares on the NYSE on November 1, 1996;

    (iv) the views expressed by management and Merrill Lynch, that there appeared to be a limited number of parties with which the Company would be a good strategic fit, and that it was unlikely that any other party would propose a transaction that was more favorable to the Company and its Stockholders;

    (v) the presentations by Merrill Lynch at the October 31 and November 1 and November 2, 1996, Board meetings and the oral opinion of Merrill Lynch on November 2, 1996, which opinion was subsequently confirmed in a written opinion dated the same date, to the effect that, as of such date, and based upon the assumptions made, matters considered and limits of review as set forth in such opinion, the consideration to be received by the Stockholders pursuant to the Offer and the Merger, taken as a whole, is fair from a financial point of view to the Stockholders. A copy of the written opinion of Merrill Lynch, which sets forth the assumptions made, matters considered and certain limitations on the scope of review undertaken by Merrill Lynch, is attached as Exhibit 6 to this Schedule 14D-9 and is hereby incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION OF MERRILL LYNCH CAREFULLY AND IN ITS ENTIRETY;

    (vi) the recommendation of management that the Offer and the Merger be approved;

    (vii) the Merger Agreement permits the Board, in the exercise of its fiduciary duties, to engage in negotiations with or to furnish information to third parties in response to unsolicited, written alternative acquisition proposals after the date of the Merger Agreement;

    (viii) the Merger Agreement permits the Board, in the exercise of its fiduciary duties, to terminate the Merger Agreement in favor of a superior alternative acquisition proposal, although such termination would trigger the payment by the Company of a fee of $90 million and the exerciseability of the Stock Option; and

    (ix) the merger of the Company with Purchaser offers the opportunity for substantial synergy and the transaction structure allows the Stockholders to participate in the ownership of the combined entity, in the event that the Forward Merger is consummated.

  The Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

  The Board recognized that there can be no assurance that the requisite regulatory approvals for the Offer and the Merger will be obtained.

  It is expected that, if the Shares are not purchased by Purchaser in accordance with the terms of the Offer or if the Merger is not consummated, the Company's current management, under the general direction of the Board, will continue to manage the Company as an ongoing business in accordance with the Company's current long-term strategic plan.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  Except as described below, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the Stockholders concerning the Offer.

  Merrill Lynch has been retained, pursuant to the terms of a letter agreement dated October 24, 1996, as financial advisor to the Company in connection with any proposed Business Combination (as defined in the letter agreement) involving the Company and another party, including, among other things, (a) any merger, consolidation, reorganization or other business combination pursuant to which the business of the Company is combined with that of one or more other parties, (b) the acquisition of more than 50% of the outstanding Shares of the Company, (c) the acquisition of all or a substantial portion of the assets of, or of any right to all or a substantial portion of the revenues or income of, the Company or (d) the acquisition of control of the Company through a proxy contest or otherwise.

  Pursuant to a letter agreement, dated October 24, 1996, between the Company and Merrill Lynch, the Company will pay to Merrill Lynch (i) a fee of $500,000, contingent upon and payable in cash upon the execution of the Merger Agreement; and (ii) if the Transactions are consummated or the Company otherwise enters into an agreement which subsequently results in a business combination, an additional fee (the "Transaction Fee") payable in cash in an amount equal to 0.34% of the aggregate purchase price paid in connection with the Transactions, provided however, that any fee paid under clause (i) of this paragraph will be deducted from the Transaction Fee. The Company also has agreed to reimburse Merrill Lynch for its out-of-pocket expenses, including reasonable fees and disbursements of its legal counsel. In addition, the Company has agreed to indemnify Merrill Lynch, its affiliates and their respective directors, officers, employees, agents and controlling persons from and against any and all losses, claims, damages and liabilities to which they may become subject under any applicable law and related to or arising out of any business combination contemplated by the letter agreement and the engagement of Merrill Lynch.

  Merrill Lynch has, in the past, provided financial advisory and financing services to the Company and the Purchaser and has received fees for the rendering of such services. See Annex I, "Compensation Committee Interlocks and Insider Participation." In the ordinary course of business, Merrill Lynch may actively trade the securities of the Company for its account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

  Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  (a) To the best of the knowledge of the Company, no transactions in the Shares have been effected during the last 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company, other than those described below.

  On September 6, 1996, Mr. Newman sold 2,500 Shares at a price per Share of $24.75. On September 16, 1996, Mr. Turley sold 5,000 Shares at a price per Share of $26.00, 1,000 Shares at a price per Share of $25.625 and 9,000 Shares at a price per Share of $26.50. On September 17, 1996, Mr. Turley sold 12,000 Shares at a price per Share of $26.625 and on September 18, 1996, Mr. Turley sold 13,000 Shares at a price per Share of $27.00.

  (b) To the best of the knowledge of the Company, (i) Mr. Newman presently intends to tender pursuant to the Offer all Shares owned beneficially or of record by him, (ii) Messrs. Turley and Wright intend to tender pursuant to the Offer a portion of the Shares owned beneficially or of record by such persons,
(iii) Messrs. Rupinder S. Sidhu, Albert J. Fitzgibbons and Lewis W. Lehr, Dr. James T. Doluisio and Ms. Margaret H. Jordan, who are directors of the Company and Messrs. Edward Kelly and John Simons who are executive officers of the Company are undecided concerning whether to tender pursuant to the Offer any Shares owned beneficially or of record by such persons and (iv) none of the other directors and executive officers of the Company who owns Shares presently intends to tender pursuant to the Offer any Shares owned beneficially or of record by such persons, in each case, subject to and consistent with any fiduciary obligations in the case of Shares held of fiduciaries.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  (a) Except as described in Item 3(b) and Item 4 above, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries,
(ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries, (iii) a tender offer for, or other acquisition of, securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described in Item 3(b) and Item 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  (a) Directors of the Company

    Not applicable.

  (b) Certain Litigation

  Litigation. On November 4, 1996, three actions purporting to be class actions on behalf of Stockholders were filed in the Delaware Court of Chancery; Ziff v. Turley, et al (C.A. No. 15302NC); Morse v. Newman, et al (C.A. No. 15304NC); and Lubin v. Eckerd Corp., et al (C.A. No. 15306NC). These actions allege that the price offered to Stockholders by Parent is inadequate and that in agreeing to this price the Company's directors breached their fiduciary duties to Stockholders. Parent is alleged to have aided and abetted this breach of fiduciary duty. Plaintiffs seek, among other things, injunctive relief preventing consummation of the Offer and the Merger, equitable relief, unspecified damages and an award of their costs and expenses, including legal fees. The defendants in these actions deny all allegations of wrongdoing.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

   EXHIBIT NO.
   -----------
   Exhibit 1   Form of Offer to Purchase, dated November 7, 1996 (filed as
                Exhibit (a)(1) to the Schedule 14D-1 of Omega Acquisition
                Corporation and J. C. Penney Company, Inc. filed with the
                Securities and Exchange Commission (the "Commission") on
                November 7, 1996 (the "Schedule 14D-1") and incorporated herein by reference).*
   Exhibit 2   Form of Letter of Transmittal, dated November 7, 1996 (filed as
                Exhibit (a)(2) to the Schedule 14D-1 and incorporated herein by reference).*
   Exhibit 3   Letter to Stockholders, dated November 7, 1996.*+
   Exhibit 4   Form of Summary Advertisement dated as of November 7, 1996
                (filed as Exhibit (a) (7) to the Schedule 14D-1 and
                incorporated herein by reference).
   Exhibit 5   Text of press release issued by Eckerd Corporation dated
                November 3, 1996.+
   Exhibit 6   Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated,
                dated November 2, 1996.*+
   Exhibit 7   Confidentiality Agreement, dated October 16, 1996, by and
                between Eckerd Corporation and J. C. Penney Company, Inc.+
   Exhibit 8   Pages 8-15 of Eckerd Corporation's Notice of Annual Meeting of
                Stockholders and Proxy Statement dated April 23, 1996 (pages A-
                8 to A-19 in the Exhibit), containing the sections thereof referred to in Item 3(b) of this Schedule 14D-9.+
   Exhibit 9   Amended and Restated Agreement and Plan of Merger among Eckerd
                Corporation, J. C. Penney Company, Inc. and Omega Acquisition
                Corporation, dated as of November 2, 1996 (filed as Exhibit
                (c)(1) to the Schedule 14D-1 and incorporated herein by
                reference).
   Exhibit 10  Amended and Restated Stock Option Agreement dated as of November
                2, 1996, between Eckerd Corporation and J.C. Penney Company,
                Inc. (filed as Exhibit (c) (2) to the Schedule 14D-1 and
                incorporated herein by reference).
   Exhibit 11  Amendment No. 1, dated as of November 2, 1996, to the Employment
                Agreement dated as of February 4, 1996, by and between Eckerd
                Corporation and Francis A. Newman (filed as Exhibit (c) (3) to the Schedule 14D-1 and incorporated herein by reference).
   Exhibit 12  Complaint filed in Ziff v. Turley, et al. in the Court of
                Chancery of the State of Delaware in and for New Castle County
                on November 4, 1996 (filed as Exhibit (g)(1) to the Schedule
                14D-1 and incorporated herein by reference).
   Exhibit 13  Complaint filed in Morse v. Newman, et al. in the Court of
                Chancery of the State of Delaware in and for New Castle County
                on November 4, 1996 (filed as Exhibit (g)(2) to the Schedule
                14D-1 and incorporated herein by reference).
   Exhibit 14  Complaint filed in Lubin v. Eckerd Corp., et al. in the Court of
                Chancery of the State of Delaware in and for New Castle County
                on November 4, 1996 (filed as Exhibit (g)(3) to the Schedule
                14D-1 and incorporated herein by reference).

--------
* Included in copies mailed to Stockholders.
+ Filed herewith.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Eckerd Corporation

                                                   /s/ Francis A. Newman
                                          By: _________________________________
                                            Name: Francis A. Newman
                                            Title: President and Chief
                                            Executive Officer

Dated: November 7, 1996

                                 EXHIBIT INDEX

                                                                           PAGE
   EXHIBIT NO.                        DESCRIPTION                          NO.
   -----------                        -----------                          ----
   Exhibit 1   Form of Offer to Purchase, dated November 7, 1996 (filed
                as Exhibit (a)(1) to the Schedule 14D-1 of Omega
                Acquisition Corporation and J. C. Penney Company, Inc.
                filed with the Securities and Exchange Commission (the
                "Commission") on November 7, 1996 (the "Schedule 14D-1")
                and incorporated herein by reference).*
   Exhibit 2   Form of Letter of Transmittal, dated November 7, 1996
                (filed as Exhibit (a)(2) to the Schedule 14D-1 and
                incorporated herein by reference).*
   Exhibit 3   Letter to Stockholders, dated November 7, 1996.*+
   Exhibit 4   Form of Summary Advertisement dated as of November 7,
                1996 (filed as Exhibit (a) (7) to the Schedule 14D-1 and
                incorporated herein by reference).
   Exhibit 5   Text of press release issued by Eckerd Corporation, dated
                November 3, 1996.+
   Exhibit 6   Opinion of Merrill Lynch, Pierce, Fenner & Smith
                Incorporated, dated November 2, 1996.*+
   Exhibit 7   Confidentiality Agreement, dated October 16, 1996, by and
                between Eckerd Corporation and J. C. Penney Company,
                Inc.+
   Exhibit 8   Pages 8-15 of Eckerd Corporation's Notice of Annual
                Meeting of Stockholders and Proxy Statement dated April
                23, 1996 (pages A-8 to A-19 in the Exhibit), containing
                the sections thereof referred to in Item 3(b) of this
                Schedule 14D-9.+
   Exhibit 9   Amended and Restated Agreement and Plan of Merger among
                Eckerd Corporation, J. C. Penney Company, Inc. and Omega
                Acquisition Corporation, Inc., dated as of November 2,
                1996 (filed as Exhibit (c)(1) to the Schedule 14D-1 and
                incorporated herein by reference).
   Exhibit 10  Amended and Restated Stock Option Agreement dated as of
                November 2, 1996, between Eckerd Corporation and J.C.
                Penney Company, Inc. (filed as Exhibit (c) (2) to the
                Schedule 14D-1 and incorporated herein by reference).
   Exhibit 11  Amendment No. 1, dated as of November 2, 1996, to the
                Employment Agreement dated as of February 4, 1996, by
                and between Eckerd Corporation and Francis A. Newman
                (filed as Exhibit (c) (3) to the Schedule 14D-1 and
                incorporated herein by reference).
   Exhibit 12  Complaint filed in Ziff v. Turley, et al. in the Court of
                Chancery of the State of Delaware in and for New Castle
                County on November 4, 1996 (filed as Exhibit (g)(1) to
                the Schedule 14D-1 and incorporated herein by
                reference).
   Exhibit 13  Complaint filed in Morse v. Newman, et al. in the Court of Chancery of the State of Delaware in and for New
                Castle County on November 4, 1996 (filed as Exhibit
                (g)(2) to the Schedule 14D-1 and incorporated herein by
                reference).
   Exhibit 14  Complaint filed in Lubin v. Eckerd Corp., et al. in the
                Court of Chancery of the State of Delaware in and for
                New Castle County on November 4, 1996 (filed as Exhibit
                (g)(3) to the Schedule 14D-1 and incorporated herein by
                reference).

--------
* Included in copies mailed to Stockholders.
+ Filed herewith.